                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 14A
                                 (Rule 14a-101)
                     INFORMATION REQUIRED IN PROXY STATEMENT
                            SCHEDULE 14A INFORMATION
                  Proxy Statement Pursuant to Section 14(a) of
              the Securities Exchange Act of 1934 (Amendment No. 1)

Filed by the Registrant |_|

Filed by a Party other than the Registrant |X|

Check the appropriate box:

      |X|   Preliminary Proxy Statement

      |_|   Confidential, for Use of the Commission Only (as permitted by Rule
            14a-6(e)(2))

      |_|   Definitive Proxy Statement

      |_|   Definitive Additional Materials

      |_|   Soliciting Material Under Rule 14a-12

                            PHOENIX TECHNOLOGIES LTD.
--------------------------------------------------------------------------------
                (Name of Registrant as Specified in Its Charter)

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                                   PARCHE, LLC
                              ADMIRAL ADVISORS, LLC
                          RAMIUS CAPITAL GROUP, L.L.C.
                                C4S & CO., L.L.C.
                                 PETER A. COHEN
                                 MORGAN B. STARK
                               JEFFREY M. SOLOMON
                                THOMAS W. STRAUSS
                                   JOHN MUTCH
                                  PHILIP MOYER
                                JEFFREY C. SMITH
--------------------------------------------------------------------------------
    (Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

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            pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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      paid previously. Identify the previous filing by registration statement
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            PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
            CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
            DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED JANUARY 23, 2007

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

                                January 25, 2007

Dear Fellow Stockholder:

      Starboard Value and  Opportunity  Master Fund Ltd.  ("Starboard")  and the
other participants in this solicitation  (collectively,  the "Ramius Group") are the  beneficial  owners of an aggregate  of 3,502,941  shares of common stock of
Phoenix Technologies Ltd. ("PTEC" or the "Company"),  representing approximately
13.7% of the outstanding shares of common stock of the Company.  For the reasons set forth in the  attached  Proxy  Statement,  the Ramius Group does not believe that the Board of  Directors  of the Company is acting in the best  interests of its  stockholders.  The Ramius  Group is  therefore  seeking your support at the annual  meeting of  stockholders  scheduled to be held at the Company's  offices located at 915 Murphy Ranch Road, Milpitas,  California,  95035, on February 14,
2007 at 10:00 a.m., Pacific Standard Time, for the following:

      1.    To elect Starboard's slate of two nominees to the Board of Directors to serve as Class II directors; and

      2.    To  ratify  the  selection  by the Audit  Committee  of the Board of
            Directors  of  Ernst  &  Young  LLP  as  the  Company's  independent registered public accounting firm for the 2007 fiscal year.

      The Ramius Group urges you to carefully consider the information contained in the attached Proxy Statement and then support its efforts by signing,  dating and returning the enclosed WHITE proxy card today.  The attached Proxy Statement and the enclosed WHITE proxy card are first being furnished to the  stockholders on or about January 25, 2007.

      If you have already voted for the  incumbent  management  slate,  you have every right to change your vote by signing,  dating and  returning a later dated proxy.

      If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated,  which is assisting us, at their address and toll-free numbers listed on the following page.

      Thank you for your support.

                                            Jeffrey C. Smith
                                            Starboard Value and Opportunity
                                            Master Fund Ltd.

--------------------------------------------------------------------------------

 IF YOU HAVE ANY QUESTIONS, REQUIRE ASSISTANCE IN VOTING YOUR WHITE PROXY CARD,
OR NEED ADDITIONAL COPIES OF STARBOARD'S PROXY MATERIALS, PLEASE CALL INNISFREE
               M&A INCORPORATED AT THE PHONE NUMBERS LISTED BELOW.

--------------------------------------------------------------------------------

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Stockholders Call Toll-Free at: (877) 800-5185
                Banks and Brokers Call Collect at: (212) 750-5833

                       2007 ANNUAL MEETING OF STOCKHOLDERS
                                       OF
                            PHOENIX TECHNOLOGIES LTD.
                            _________________________

                                 PROXY STATEMENT
                                       OF
                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.
                            _________________________

         PLEASE SIGN, DATE AND MAIL THE ENCLOSED WHITE PROXY CARD TODAY

      Starboard  Value  and  Opportunity  Master  Fund  Ltd.,  a Cayman  Islands
exempted  company  ("Starboard"),  Parche,  LLC,  a Delaware  limited  liability company ("Parche"),  Admiral Advisors, LLC, a Delaware limited liability company
("Admiral Advisors"), Ramius Capital Group, L.L.C., a Delaware limited liability company ("Ramius  Capital"),  C4S & Co.,  L.L.C.,  a Delaware limited  liability company ("C4S"),  Peter A. Cohen ("Mr.  Cohen"),  Morgan B. Stark ("Mr. Stark"),
Thomas W. Strauss ("Mr. Strauss"),  Jeffrey M. Solomon ("Mr. Solomon"),  Jeffrey
C. Smith ("Mr. Smith"),  John Mutch ("Mr. Mutch") and Philip Moyer ("Mr. Moyer")
(collectively,  the "Ramius  Group")  are  significant  stockholders  of Phoenix
Technologies Ltd., a Delaware corporation ("PTEC" or the "Company").  The Ramius
Group does not believe  that the Board of  Directors  of the Company  (the "PTEC
Board") is acting in the best interests of its stockholders. The Ramius Group is therefore  seeking your support at the annual meeting of stockholders  scheduled to be held at the Company's offices located at 915 Murphy Ranch Road,  Milpitas,
California,  95035, on February 14, 2007 at 10:00 a.m.,  Pacific  Standard Time,
including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual  Meeting"),  for the election of Starboard's director nominees, John Mutch and Philip Moyer (the "Ramius Nominees"), to serve as Class II directors of the Company,  in opposition to two of PTEC's  incumbent directors  whose  terms  expire at the  Annual  Meeting,  or any  other  persons nominated by PTEC for election as Class II directors at the Annual Meeting.

      As of January 25, 2007, the approximate date on which this Proxy Statement is being  mailed to  stockholders,  the  members  of the  Ramius  Group were the beneficial  owners of an aggregate  of  3,502,941  shares of common stock of the
Company,  $0.001 par value per share (the "Shares"),  which currently  represent approximately  13.7% of the issued and outstanding  Shares,  3,502,941 Shares of which are entitled to be voted at the Annual Meeting.

      PTEC has set the record  date for  determining  stockholders  entitled  to notice of and to vote at the Annual  Meeting as January  10,  2007 (the  "Record
Date").  The mailing address of the principal  executive  offices of PTEC is 915
Murphy Ranch Road,  Milpitas,  CA 95035.  Stockholders of record at the close of business  on the Record  Date will be  entitled  to vote at the Annual  Meeting.
According  to  PTEC,  as of  the  Record  Date,  there  were  25,574,579  Shares outstanding and entitled to vote at the Annual Meeting. The participants in this solicitation  intend to vote all of their  Shares FOR the election of the Ramius
Nominees.

      The Ramius Group  believes  that PTEC should not remain a public  company.
Like other small companies,  we believe PTEC faces issues such as the high costs of Sarbanes-Oxley compliance,  minimal analyst coverage, pressure to demonstrate revenue  growth and  difficulty in absorbing  overhead  associated  with being a public  company.  We  believe  that  these  issues  combined  with  the  demands associated  with  operating as a public company will continue to impair value to stockholders and are a significant distraction to management. The market demands that public  companies  demonstrate  revenue  growth,  and we believe  that this expectation  will  pressure  the  Company  to gain scale -  potentially  through acquisitions  - and to drive top-line  growth.  The PTEC Board has already shown its susceptibility to these pressures,  as evidenced by its willingness to allow management to diversify into an enterprise software business,  organically build the  enterprise  sales  channel,  and sell products on a fully  paid-up  license basis.  These  decisions  temporarily  increased  revenue,  but  proved,  in our opinion,  to be  major  mistakes  ultimately  damaging  the  core  business  and resulting in significant destruction of stockholder value.

      We  also  believe  that  PTEC  faces a  difficult  and  risky  operational turnaround,  which we believe PTEC should not attempt as a public company.  In a public  turnaround,  management  will disclose  elements of its strategic  plan, which, we believe will likely put the Company at a competitive  disadvantage and possibly  interfere  with its  effectiveness.  Given the  Company's  poor  track record,  we  believe  that the PTEC Board  should  not be  trusted  to  evaluate acquisition  opportunities,  growth  investments,  and product  expansions while overseeing a turnaround plan in the public spotlight

      We have therefore made efforts over the past several months to negotiate a transaction  with the PTEC  Board.  Time and time again,  our efforts  have been rebuffed. This has led us to believe that the Company has no intention of either fully considering our offer or pursuing  meaningful  discussions with interested strategic  buyers.  It appears  that the Company has  abandoned  its  previously announced exploration of strategic alternatives in favor of a restructuring plan that was announced on September 22, 2006. The Ramius Group is skeptical that the
Company's current restructuring strategy is the best way to maximize stockholder value.

      Given the PTEC Board's refusal to date to negotiate a transaction with us, we have  decided to re-submit  our offer to acquire the Company.  On January 16,
2007, Admiral Advisors, a member of the Ramius Group, delivered a letter to PTEC offering  to  purchase  all of the  outstanding  shares of PTEC  which we do not already own for $5.25 per share in cash (the  "Ramius  Offer").  We believe PTEC stockholders  deserve  to  receive a fair  price  for the  Company  now,  before stockholder value is further eroded and that PTEC  stockholders  should have the ability to determine whether it is in their best interests for the Company to be sold to us. We believe that the Ramius Offer provides all PTEC stockholders with an opportunity  to realize a  significant,  timely cash return without the risks attendant to the Company's current restructuring plan. In fact, the Ramius Offer represents  a premium of  approximately  13.4% over the January 12, 2007 closing price of $4.63 per share. However,  there are currently a number of obstacles to the  consummation  of the  Ramius  Offer  that only the PTEC  Board can  remove, including PTEC's "poison pill" shareholders'  rights plan and Section 203 of the
Delaware General  Corporation Law (the "DGCL"),  which the Company has not opted out of.

                                      -2-

      We are  therefore  seeking  your  support  for the  election of the Ramius
Nominees at the Annual  Meeting to  demonstrate to the members of the PTEC Board and  management  that you  support the Ramius  Offer.  The Ramius  Nominees,  if elected, will represent a minority of the PTEC Board, and will, subject to their fiduciary duties as directors,  work with the other members of the PTEC Board to take those steps that they deem are  necessary or advisable  to  facilitate  the consummation  of a sale of the  Company to Admiral  Advisors,  an  affiliate  of
Ramius  Capital,  or  one of its  other  affiliates.  These  steps  include  the redemption of the Company's "poison pill"  shareholders'  rights plan and opting out of Section 203 of the DGCL.  Such actions would allow PTEC  stockholders  to decide for themselves  whether they want to accept the Ramius Offer or any other third-party  acquisition  proposal  that someone else could make. A vote for the
Ramius  Nominees is not a vote for the Ramius Offer and will not have any direct effect on the Ramius  Offer or any  future  transaction  proposed  by either the
Ramius Group or any member of the Ramius Group.

      Although  the  Ramius  Nominees  will  not be able to adopt  any  measures without the  support of at least some  members of the  current  PTEC  Board,  we believe that the election of the Ramius Nominees will provide a clear message to the  current  members of the PTEC  Board that you want them to take any  actions that they may deem  necessary or advisable to facilitate the sale of the Company to Ramius Capital, or a higher bidder.

THIS  SOLICITATION  IS BEING MADE BY THE  RAMIUS  GROUP AND NOT ON BEHALF OF THE
BOARD OF DIRECTORS OR MANAGEMENT  OF PTEC.  THE RAMIUS GROUP IS NOT AWARE OF ANY
OTHER MATTERS TO BE BROUGHT  BEFORE THE ANNUAL  MEETING.  SHOULD OTHER  MATTERS,
WHICH  THE  RAMIUS  GROUP  IS  NOT  AWARE  OF  A  REASONABLE  TIME  BEFORE  THIS
SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES
IN THE ENCLOSED WHITE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

THE RAMIUS  GROUP  URGES YOU TO SIGN,  DATE AND  RETURN THE WHITE  PROXY CARD IN
FAVOR OF THE ELECTION OF THE RAMIUS NOMINEES.  THE RAMIUS NOMINEES ARE COMMITTED
TO MAXIMIZING STOCKHOLDER VALUE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY PTEC  MANAGEMENT TO PTEC, YOU
MAY  REVOKE  THAT PROXY AND VOTE FOR THE  ELECTION  OF THE  RAMIUS  NOMINEES  BY
SIGNING,  DATING AND RETURNING THE ENCLOSED  WHITE PROXY CARD.  THE LATEST DATED
PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO
THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED
PROXY  FOR  THE  ANNUAL   MEETING  TO  THE  RAMIUS  GROUP,   C/O  INNISFREE  M&A
INCORPORATED.  WHICH IS ASSISTING IN THIS  SOLICITATION,  OR TO THE SECRETARY OF
PTEC, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

                                      -3-

                                    IMPORTANT

      YOUR VOTE IS IMPORTANT, NO MATTER HOW FEW SHARES YOU OWN. THE RAMIUS GROUP
URGES YOU TO SIGN,  DATE, AND RETURN THE ENCLOSED WHITE PROXY CARD TODAY TO VOTE
FOR THE ELECTION OF THE RAMIUS NOMINEES.

o     If your Shares are  registered in your own name,  please sign and date the enclosed WHITE proxy card and return it to the Ramius Group, c/o Innisfree
      M&A Incorporated, in the enclosed envelope today.

o     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other  institution  on the Record  Date,  only it can vote such
      Shares and only upon receipt of your specific  instructions.  Accordingly, please contact the person  responsible  for your account and instruct that person to execute on your behalf the WHITE proxy  card.  The Ramius  Group
      urges  you  to  confirm  your   instructions  in  writing  to  the  person
      responsible for your account and to provide a copy of such instructions to the Ramius Group, c/o Innisfree M&A Incorporated, who is assisting in this solicitation, at the address and telephone numbers set forth below, and on the back  cover of this  Proxy  Statement,  so that we may be aware of all instructions  and  can  attempt  to  ensure  that  such  instructions  are followed.

                 If you have any questions regarding your proxy,
             or need assistance in voting your Shares, please call:

                           INNISFREE M&A INCORPORATED
                         501 MADISON AVENUE, 20TH FLOOR
                               NEW YORK, NY 10022
                 STOCKHOLDERS CALL TOLL-FREE AT: (877) 800-5185
                BANKS AND BROKERS CALL COLLECT AT: (212) 750-5833

                                      -4-

                         BACKGROUND TO THE SOLICITATION

      We are significant  stockholders of the Company.  The Ramius Group owns in the aggregate a total of 3,502,941 Shares,  representing  approximately 13.7% of the issued and  outstanding  common  stock of the  Company,  which  Shares  were purchased  in the open market,  except as  otherwise  noted on Schedule I, for a
total  purchase  price  of  approximately   $18,294,285,   including   brokerage
commissions.

                   REASONS FOR THE RAMIUS GROUP'S SOLICITATION

      The  Ramius  Group  believes  that  PTEC is too  small to  remain a public company.  We also believe that PTEC faces many difficult business challenges and a risky  operational  turnaround.  The  decision  to sell  products  using fully paid-up  licensing  agreements  has  created  significant  downward  pressure on near-term revenues.  The Company has had difficulty  penetrating the non-PC core system  space  and  has  had  difficulty  gaining  traction  with  its  non-BIOS application products.  Solving these issues will require difficult decisions and dramatic changes that we believe would be much easier to accomplish as a private company.

      The market demands that public companies  demonstrate  revenue growth, and we believe  that this  expectation  will  pressure  the  Company to gain scale -
potentially through  acquisitions - and to drive top-line growth. The PTEC Board has already shown its  susceptibility  to these  pressures,  as evidenced by its willingness  to  allow  management  to  diversify  into an  enterprise  software business, organically build the enterprise sales channel, and sell products on a fully paid-up license basis. These decisions  temporarily increased revenue, but proved to be major mistakes  ultimately damaging the core business and resulting in significant  destruction of stockholder  value. In addition,  the substantial fixed costs associated with being a public company are unduly burdensome, in our belief, to a company of PTEC's size.

      As the largest  stockholder  of the Company and given the  Company's  poor track  record,  we  believe  that this  Board  should  not be  trusted to assess acquisitions,  growth  investments,  and product  expansions  while overseeing a turnaround plan in the public spotlight.

      We have  made  efforts  over  the  past  several  months  to  negotiate  a transaction  with the PTEC  Board.  Time and time again,  our efforts  have been rebuffed. This has led us to believe that the Company has no intention of either fully considering our offer or pursuing  meaningful  discussions with interested strategic  buyers.  It appears  that the Company has  abandoned  its  previously announced exploration of strategic alternatives in favor of a restructuring plan that was announced on September 22, 2006. We believe PTEC  stockholders  deserve to receive a fair price for the  Company now and that PTEC  stockholders  should have the  ability to  determine  whether it is in their best  interests  for the
Company to be sold to us.

     Given the PTEC Board's refusal to date to negotiate a transaction with us, we have  decided  to  re-submit  our offer to PTEC to  acquire  the  Company  in conjunction with this proxy solicitation requesting PTEC stockholders to vote to determine  whether the Company should be sold to us. The Annual Meeting is a way for you to  demonstrate  your  preference  for the Ramius  Nominees who will, in turn, be supportive of the Ramius Offer, if elected.  We believe that the Ramius

                                      -5-

Offer  provides  all  PTEC   stockholders  with  an  opportunity  to  realize  a
significant,  timely cash return  without the risks  attendant to the  Company's current restructuring plan.

      The Ramius  Nominees,  if elected,  will  represent a minority of the PTEC
Board and will,  subject to their fiduciary  duties as directors,  work with the other members of the PTEC Board to take those steps that they deem are necessary or advisable to facilitate the  consummation of a sale of the Company to Admiral
Advisors, an affiliate of Ramius Capital, or one of its other affiliates, or the highest  bidder in a  competitive  sales  process,  including  redemption of the
Company's "poison pill" shareholders'  rights plan and opting out of Section 203 of the DGCL. This would allow PTEC stockholders to decide for themselves whether they want to  accept  the  Ramius  Offer or any  other  third-party  acquisition proposal.  Although the Ramius  Nominees  will not be able to adopt any measures without the  support of at least some  members of the  current  PTEC  Board,  we believe that the election of the Ramius Nominees will provide a strong signal to the  current  Board  that the  stockholders  prefer the  Ramius  Group's  future direction for the Company.

      The  Ramius  Group  believes  that  for  years  PTEC has  maintained  poor corporate governance practices that inhibit the accountability of management and directors to the  stockholders.  The following are examples of the  sub-standard corporate governance practices of PTEC:

STAGGERED BOARD:        For  years,   PTEC  has   maintained  a  "staggered"  or
                        classified  board  -- a  policy  which a 2002  study  by
                        Harvard  University  professors,  Lucian  Bebchuk,  John
                        Coates and Guhan  Subramainian  found nearly doubles the
                        likelihood  of  a  company  remaining   independent  and
                        typically  results  in an 8% to 10%  loss  of  value  in
                        companies  targeted  for  acquisition  by  an  uninvited
                        suitor.(1)

SUPERMAJORITY VOTING    A  supermajority  vote is required for  stockholders  to
PROVISIONS:             amend certain  provisions  of the Company's  Amended and
                        Restated   Certificate  of  Incorporation   and  Bylaws,
                        including rescinding the classified Board.

INABILITY TO CALL       Stockholders   are  prohibited   from  calling   special
SPECIAL MEETINGS OF     meetings of stockholders.
STOCKHOLDERS:

NO WRITTEN CONSENT:     Stockholders   are  prohibited  from  taking  action  by
                        written consent.

      Governance  provisions  such as these are contrary to the  guidelines  for corporate  governance best practices issued by leading  advocates of stockholder democracy,  such as Institutional  Shareholder Services (ISS) and Glass, Lewis &
Co. Commentators and corporate  governance experts disagree on the propriety and utility of such governance provisions. Given the insulation provided to the PTEC
Board by PTEC's  governance  structures,  there  are few  avenues  available  to stockholders dissatisfied with the status quo.

(1)   "The Powerful  Antitakeover Force of Staggered Boards:  Theory,  Evidence,
      and Policy",  54 Stanford Law Review  887-917  (2002).  The consent of the author  and  publication  have  not  been  obtained  for  the  use of such published material in this proxy statement.

                                      -6-

      We are further  concerned  that the interests of the PTEC Board may not be aligned with those of the  stockholders.  As of January 8, 2007,  the members of the PTEC Board collectively beneficially owned 1,483,000 of the Shares, based on information  contained in the Company  Proxy  Statement  filed by PTEC, of which only  117,000  shares are owned  outright by the  members of the PTEC Board.  It should be noted that 900,000 of the Shares reported to be beneficially  owned by the PTEC Board were part of an option grant to Mr. Hobbs upon his appointment as the CEO.

      In the event  that the PTEC  Board  attempts  to use new bylaws or amended
bylaws  to  prevent  the   stockholders,   including  the  Ramius  Group,   from
accomplishing the objectives described in this Proxy Statement, the Nominees, if elected, intend to repeal any new or amended bylaws having such an effect.

      The  following  is a  chronology  of  events  leading  up  to  this  proxy solicitation:

      o     Ramius Capital and certain of its affiliates  commenced investing in the Shares in November  2005.  On June 15, 2006,  the members of the
            Ramius Group (excluding Messrs.  Smith and Moyer) filed with the SEC a statement  on Schedule  13D  disclosing  that such  members of the
            Ramius Group had acquired in excess of 5% of the Shares.

      o     On June 15, 2006, Admiral Advisors,  an affiliate of Ramius Capital, delivered a letter to the PTEC Board  expressing its belief that the market  price of the  PTEC's  shares  fails  to  reflect  the  value embedded in PTEC's  profitable BIOS business,  as well as several of
            PTEC's  applications,  and urging the PTEC Board to immediately hire an interim chief executive officer and an investment banking firm to assist the PTEC Board in exploring  all  strategic  alternatives  to maximize stockholder value. Admiral Advisors also expressed concerns
            with  PTEC's  recent  poor   performance  and  execution,   lack  of
            leadership,  strategic direction and concerns that PTEC lacks scale,
            brand  recognition  and  the  distribution   channels  necessary  to
            effectively  compete  as a  standalone  company  in  the  enterprise software market.

      o     On June 20, 2006,  Anthony  Morris,  the Company's lead  independent director,  sent a letter on behalf of the PTEC Board to Mr. Smith in which he stated that the PTEC Board is aware of, and is  addressing, the Company's financial  performance and the issues that the Company faces and that the PTEC Board has previously explored, and continues to  consider,  strategic  alternatives  as well as other  options to maximize  stockholder value. The letter further stated that the PTEC
            Board's belief that hiring an investment  banker "is  unnecessary at this time and, in any event,  would be premature  until a new CEO is installed  and has had an  opportunity  to provide  the  leadership, guidance,  new ideas and  management  we expect from the next CEO of the Company."

                                      -7-

      o     On June 25, 2006,  certain  representatives  of Ramius Capital had a conference  call with  certain  members of the PTEC Board to discuss the concerns of the Ramius Group with the Company's strategy and the deterioration  of the Company's  operating  performance.  The Ramius
            Capital  representatives  recommended  that the PTEC Board  consider
            Philip Moyer as an interim or a full-time CEO candidate.

      o     On June 28, 2006,  Admiral Advisors sent a letter to Mr. Morris, the lead independent director of the PTEC Board,  reiterating its strong belief  that  "quickly  retaining  a  reputable  investment  bank to explore  strategic  alternatives  is in  the  best  interest  of the shareholders."  The letter  further stated that hiring an investment bank would allow the PTEC Board to quickly  decide  whether it is in the best interest of the  shareholders to search for a new permanent
            CEO to attempt to fix the  Company or whether to sell the Company to the highest  bidder.  A resume for Philip  Moyer was attached to the letter  for  the  PTEC  Board's  consideration  of  Mr.  Moyer  as a candidate for CEO.

      o     On July 5, 2006,  Admiral Advisors  delivered a letter to Mr. Morris proposing to acquire in a negotiated transaction, subject to certain conditions,  the Shares of the  Company it does not  already own for
            $5.05 per Share in cash. In its letter,  Admiral Advisors wrote, "We recognize  that Phoenix faces many  difficult  business  challenges.
            Several senior executives,  including the CEO have recently left the
            Company. The Company is navigating through a difficult  distribution channel  shift for the  applications  business,  while  experiencing installation and compatibility issues with some of its applications.
            The Company is working  through a shift in its Core System  Software pricing strategy, which has significantly reduced near-term revenue.
            The Company has  struggled to penetrate the non-PC core system space and to gain traction with its security application products. Solving these issues will require  difficult  decisions and dramatic changes that we  believe  would be much  easier to  accomplish  as a private
            company.  In  addition,   Phoenix  faces  issues  similar  to  other
            micro-cap  companies,  including  the high  costs of  Sarbanes-Oxley compliance,  minimal analyst  coverage,  and public scrutiny of each important  decision.  These issues will continue to impair value and are a  significant  distraction  to  management.  As such, it is our belief that  Phoenix  should not  continue as a  stand-alone  public company."

      o     On July 12, 2006, the Company  announced that it had engaged Savvian
            LLC, an independent investment bank ("Savvian"),  to assist the PTEC
            Board and  management  of the  Company in  assessing  its  strategic
            alternatives  to  maximize   shareholder   value,  as  well  as  its
            consideration of the unsolicited proposal made by Admiral Advisors.

      o     On August  28,  2006,  Admiral  Advisors  sent a letter  to  Savvian stating its  frustration by "the  Company's  insistence on including stand-still  language in our  confidentiality  agreement which would obviously  be  untenable  for any  investor in our  situation."  The letter further stated that, "It is  inappropriate  for our rights as stockholders  to take  certain  actions  in the  future  that may be required  to  protect  our  investment  and  the  interests  of  the
            Company's  stockholders  to be  limited  in order to be  allowed  to participate in the due diligence process. If the Company's review of strategic  alternatives  does not  result in the  Company  finding a buyer on terms we believe to be

                                      -8-

            fair and in the best interests of the Company's  stockholders,  then we can not allow ourselves to be severely  limited in our ability to take  actions to protect our  investment  and the  interests  of the
            Company's stockholders."

      o     On September  26, 2006,  David S. Dury,  Chairman of the PTEC Board,
            and   certain   representatives   of   Savvian   met  with   certain
            representatives  of the Ramius Group to introduce Woodson Hobbs, the recently appointed President and CEO of the Company,  and to discuss the Company's  strategy and the Ramius Group's interest in acquiring the Company.

      o     On October 20, 2006,  Ramius Capital and the Company  entered into a
            Confidentiality  Agreement with certain stand-still  provisions that would allow the Ramius Group to commence due diligence.

      o     On November 3, 2006,  certain  representatives  of the Ramius  Group
            attended  a  presentation   by  certain  members  of  the  Company's
            management at the Company's offices.

      o     On November 17, 2006, Admiral Advisors sent a letter to Mr. Hobbs as a follow-up  to the  presentation  on November 3, 2006,  reiterating
            Admiral  Advisors'  strong  interest in  purchasing  the Company and
            Admiral  Advisors'  intent to  submit a  preliminary  indication  of interest bid pursuant to the instructions communicated by Savvian.

      o     On  December  6, 2006,  Admiral  Advisors  submitted  a  non-binding indication  of interest to the Company  proposing a  transaction  to acquire  PTEC for  between  $5.05 and $5.35 per share in cash,  with certain conditions to closing.

      o     On December 13, 2006,  certain  representatives  of the Ramius Group met with Mr.  Hobbs at the offices of Ramius  Capital to discuss the strategic alternatives review process and the indication of interest submitted by Admiral Advisors.

      o     On December 20, 2006,  Mr. Hobbs of PTEC called Mr. Smith of Admiral
            Advisors  to inform Mr.  Smith that the  Company  was not willing to move forward based on Admiral Advisors' prior indication of interest submitted on December 6, 2006. Mr. Hobbs did not clearly communicate to Mr. Smith whether Admiral Advisors' offer was inadequate on price or conditions.

      o     On December  21, 2006,  Admiral  Advisors  re-submitted  its revised non-binding  indication of interest  letter to the Company with more limited conditions.  In the letter,  Admiral Advisors reiterated its strong  desire to acquire the Company and proposed to acquire all of the  outstanding  shares of the Company it did not own for $5.25 per share in cash.

      o     On  December  27,  2006,   Starboard  delivered  a  letter  to  PTEC
            nominating Jeffrey C. Smith, John Mutch and Philip Moyer as Class II
            Nominees for  election to the PTEC Board at the Annual  Meeting (the
            "Nomination Letter").

                                      -9-

      o     On January 3, 2007,  certain  representatives of PTEC management met at Ramius Capital with certain  representatives  of the Ramius Group
            to  discuss   management's   strategic   plan.   The  Ramius   Group
            representatives reiterated the desire of Admiral Advisors to acquire the Company.

      o     On January 12, 2007, PTEC filed its preliminary proxy materials with the SEC, via EDGAR, on Form PRE 14A (the "Company Proxy Statement").
            The Company Proxy Statement contained  disclosure that pursuant to a resolution  adopted by the PTEC Board at a meeting  held on December
            19, 2006, the PTEC Board reduced the number of authorized  directors of the  Company  from  seven  to six  and the  number  of  Class  II directors  from  three to two,  effective  immediately  prior to the commencement of the Annual Meeting. This was the first instance that such disclosure had been made available to the public.

      o     On January  12,  2007,  Mr.  Smith  called Mr. Dury and made an oral offer for Admiral  Advisors  to acquire the Company in a  negotiated transaction for $5.30 per share in cash.

      o     On January 14,  2007,  Mr. Dury called Mr.  Smith to inform him that the Company  had turned down his oral offer for Admiral  Advisors to acquire the Company for $5.30 per share in cash.

      o     On January 16, 2007, Admiral Advisors delivered a letter to the PTEC
            Board  re-submitting an increased offer to acquire the Shares of the
            Company it does not already own for $5.25 per Share in cash.

      o     On  January  16,  2007,  Starboard  delivered  a  supplement  to its
            Nomination  Letter to the  Corporate  Secretary  of the Company (the
            "Nomination  Supplement")  providing  notice to the  Company  of the withdrawal of Jeffrey C. Smith as a nominee for election to the PTEC
            Board as a Class II director at the Annual  Meeting.  The Nomination
            Supplement provided that John Mutch and Philip Moyer are Starboard's two  nominees  for  election  as Class II  directors  at the  Annual
            Meeting.

      The purpose of this solicitation is to elect members to the PTEC Board who will have the  ability to work with the other  members of the PTEC Board to take those  steps  that  they deem are  necessary  or  advisable  to  facilitate  the consummation  of a sale of the  Company to Admiral  Advisors,  an  affiliate  of
Ramius  Capital,  or one of its other  affiliates.  We  believe  that the Ramius
Nominees  are  highly  qualified   individuals  who  will  protect  and  enhance
stockholder value.  However,  there can be no assurance that the election of the
Ramius Nominees will enhance stockholder value.

                                 PROPOSAL NO. 1

                              ELECTION OF DIRECTORS

      Pursuant to a  resolution  adopted by the PTEC Board at a meeting  held on
December 19, 2006 and made public by way of the Company Proxy Statement filed on
January 12, 2007,  the PTEC Board reduced the number of authorized  directors of the Company from seven to six and

                                      -10-

the number of Class II Directors from three to two, effective  immediately prior to the  commencement  of the  Meeting.  Anthony  Sun, a Class II  director,  has provided  notice to the Company that he will not be standing for  re-election at the Annual  Meeting.  The Ramius  Group is  seeking  your  support at the Annual
Meeting to elect the Ramius Nominees in opposition to PTEC's director nominees.

THE RAMIUS NOMINEES

      The Ramius Group has nominated a slate of highly  qualified  nominees who, if elected,  will  exercise  his  independent  judgment in  accordance  with his fiduciary  duties as a director in all matters  that come before the PTEC Board.
The Ramius  Nominees are  independent of the Company in accordance  with SEC and
Nasdaq Stock Market rules on board independence and would seek to maximize value for all  stockholders.  If  elected,  and subject to their  fiduciary  duties as directors,  the Ramius  Nominees  would have the  ability to work with the other members of the PTEC Board to take those  steps that they deem are  necessary  or advisable to  facilitate  the  consummation  of a sale of the Company to Admiral
Advisors,  an  affiliate  of Ramius  Capital,  or one of its  other  affiliates, including  redemption of the Company's "poison pill"  shareholders'  rights plan and opting out of Section 203 of the DGCL. This would allow PTEC's  stockholders to have the  ability to decide for  themselves  whether  they want to accept the
Ramius Offer or any other third-party acquisition proposal.

      Set forth below are the name, age,  business  address,  present  principal occupation,  employment history and directorships of publicly-held  companies of each of the Ramius Nominees for at least the past five years.  This  information has been furnished to the Ramius Group by the respective  Ramius Nominees.  Each of the Ramius  Nominees has  consented to serve as a director of the Company and be named in this Proxy Statement as a nominee. Each of the Ramius Nominees is at least 18 years of age.  None of the  entities  referenced  below is a parent  or subsidiary of the Company.

      JOHN MUTCH (AGE 50) is the founder and a managing  partner of MV Advisors,
LLC.  In March  2003,  Mr.  Mutch was  appointed  to the Board of  Directors  of
Peregrine Systems  (NASD:PRGN.PK)  ("Peregrine"),  a global enterprise  software provider,  to assist  Peregrine and its  management in  development of a plan of reorganization,  which ultimately led to Peregrine's  emergence from bankruptcy.
From August 2003 to December  2005,  Mr.  Mutch  served as  President  and Chief
Executive Officer of Peregrine, during which time he restructured and stabilized
its  business   operations  and  led  Peregrine   through  its   acquisition  by
Hewlett-Packard. From December 1999 through August 2002, Mr. Mutch was the chief executive  officer of HNC  Software,  Inc.  (NASD:HNCS)  ("HNC"),  an enterprise analytics  software  provider.  He also served as president of HNC from May 2001 through  August 2002. Mr. Mutch joined HNC in 1997, and from 1997 to 1999 served in various other senior executive positions, including vice president, marketing and president of HNC Insurance  Solutions.  In 1994, Mr. Mutch founded  MVenture
Holdings,  Inc.,  a private  equity  fund that  invests  in public  and  private technology companies,  which became Mventure Holdings LLC in 2002. From December
1986 to June 1994,  Mr.  Mutch held a variety of executive  sales and  marketing
positions  with  Microsoft  Corporation,   including  director  of  organization
marketing.  Mr. Mutch is currently a director of the San Diego Software Industry
Council.   Mr.  Mutch  served  on  the  Board  of  Directors  of  Brio  Software
(NASD:BRIO),  a developer  of software  products,  from 2002 to 2003.  Mr. Mutch holds a B.S.

                                      -11-

from  Cornell  University  and an M.B.A.  from the  University  of Chicago.  The principal  business  address of Mr. Mutch is c/o MV  Advisors,  LLC, 420 Stevens
Avenue,  Suite 270,  Solana Beach,  CA 92075.  As of the date hereof,  Mr. Mutch beneficially  owns  200,000  shares of  Common  Stock of PTEC.  For  information regarding  purchases  and  sales  during  the  past two  years  by Mr.  Mutch in securities of PTEC, please see SCHEDULE I.

      PHILIP  MOYER  (AGE 41) is a  private  investor  and  entrepreneur.  Since
October  2006,  Mr.  Moyer  has been a  shareholder  and  member of the Board of
Directors  of  Cassiopae,  S.A.,  a French  software  company in the  commercial banking  market,  and serves as Chief  Executive  Officer  of its United  States
operations.   From   January   2006  to   August   2006,   Mr.   Moyer   was  an
Entrepreneur-in-Residence  for Safeguard Scientifics,  Inc. (NYSE:SFE) and since
August 2006, he has served on its Information  Technology  Advisory Board.  From
July 2003 to September 2005, Mr. Moyer served as General  Manager,  Professional
Services Industry for Microsoft Corp. (NASD:MSFT) ("Microsoft").  From July 2002
to July 2005,  Mr. Moyer also served as  Microsoft's  General  Manager of Global
Customers, during which time he was responsible for managing worldwide sales and service teams for some of Microsoft's  largest  multi-national  customers.  From
July 1999 to July 2002, Mr. Moyer was General  Manager of  Microsoft's  Services
Organizations (Consulting, Support, Technology Specialists, and Partners) in the
U.S. East Region.  From 1991 to July 1999, Mr. Moyer held a variety of executive and technical  positions with Microsoft.  Prior to joining Microsoft,  Mr. Moyer was the  co-founder  of Orion  Systems  Group,  a software  company  that builds
education  and  government   administration   software.   Mr.  Moyer  began  his
professional career with GE Aerospace as a software engineer.  Mr. Moyer holds a
B.S. in Computer Science from University of Pittsburgh.  The principal  business address of Mr. Moyer is c/o Cassiopae,  S.A., 174 quai de Jemmapes, 75010 Paris,
France. As of the date hereof, Mr. Moyer does not own any securities of PTEC nor has he made any purchases or sales of any securities of PTEC during the past two years.

      There can be no assurance that the actions the Ramius  Nominees  intend to take as  described  above will be  implemented  if they are  elected or that the election of the Ramius Nominees will improve the Company's business or otherwise enhance  stockholder  value.  Your vote to elect the  Ramius  Nominees  does not constitute a vote in favor of the Ramius Group's value  enhancing plans for PTEC or the Ramius Offer.  Your vote to elect the Ramius Nominees will have the legal effect of replacing  two incumbent  directors of PTEC with the Ramius  Nominees.
There can be no assurance that  stockholder  value will be maximized as a result of this solicitation or the election of the Ramius Nominees.

      Admiral Advisors,  an affiliate of Ramius Capital, and two of the Ramius
Nominees,  Messrs.  Mutch and  Moyer,  have  entered  into  compensation  letter agreements (the "Compensation Letter Agreements")  regarding  compensation to be paid to such Ramius  Nominees for their  agreement to be named as and serve as a
Ramius Nominee and for their services as directors of PTEC, if elected. Pursuant

                                      -12-

to the terms of the Compensation  Letter  Agreements,  each nominee will receive
$5,000 in cash  from  Admiral  Advisors  as a result  of the  submission  of the
Nomination Letter to the Company. Upon the Ramius Group's filing of a definitive proxy  statement with the SEC relating to a solicitation  of proxies in favor of each nominee's  election as a director at the Annual Meeting,  Admiral  Advisors has agreed to allow each nominee to receive a profit  participation with respect to the sale by Admiral  Advisors or one of its  affiliates  of the last  $20,000 worth of Shares  (the  "Participation  Shares")  beneficially  owned by  Admiral
Advisors or one of its affiliates to a third party  unaffiliated with any member of the Ramius Group. The number of  Participation  Shares shall be determined by dividing  $20,000 by the closing price of the Company's common stock on the date of the definitive  proxy filing.  Each nominee will receive a cash payment equal to the amount,  if any, by which the proceeds  received by Admiral Advisors from the sale of the Participation Shares exceeds $20,000 in the aggregate.

      Ramius  Capital  and certain of its  affiliates,  have signed or intend to sign a letter  agreement  pursuant to which they agree to  indemnify  the Ramius
Nominees  against  claims arising from the  solicitation  of proxies from PTEC's stockholders in connection with the Annual Meeting and any related transactions.
Other than as stated herein, there are no arrangements or understandings between members of the Ramius  Group and any of the Ramius  Nominees or any other person or persons  pursuant to which the  nomination of the Ramius  Nominees  described herein is to be made,  other than the consent by each of the Ramius  Nominees to be named in this Proxy  Statement  and to serve as a director of PTEC if elected as such at the Annual Meeting.  Neone of the Ramius Nominees are a party adverse to PTEC or any of its subsidiaries or has a material interest adverse to PTEC or any of its subsidiaries in any material pending legal proceedings.

      The Ramius Group does not expect that the Ramius  Nominees  will be unable to stand for  election,  but, in the event that such persons are unable to serve or for good cause will not serve,  the Shares  represented by the enclosed WHITE proxy  card  will be voted  for  substitute  nominees.  In  addition,  Starboard reserves the right to nominate substitute persons if PTEC makes or announces any changes to the PTEC Bylaws or takes or  announces  any other action that has, or if consummated would have, the effect of disqualifying  the Ramius Nominees.  In any such case, Shares represented by the enclosed WHITE proxy card will be voted
for  such  substitute  nominees.   Starboard  reserves  the  right  to  nominate
additional  persons  if PTEC  increases  the size of the PTEC  Board  above  its existing  size or increases  the number of  directors  whose terms expire at the
Annual Meeting.  Additional  nominations made pursuant to the preceding sentence are without  prejudice to the position of Starboard that any attempt to increase the size of the current PTEC Board or to reconstitute or reconfigure the classes on which the current  directors  serve  constitutes an unlawful  manipulation of
PTEC's corporate machinery.

YOU ARE URGED TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES ON THE  ENCLOSED
WHITE PROXY CARD.

                                 OTHER PROPOSALS

                   RATIFICATION OF APPOINTMENT OF INDEPENDENT
                        REGISTERED PUBLIC ACCOUNTING FIRM

      According to the Company Proxy Statement, the Audit Committee of the Board
has selected Ernst & Young LLP to continue to serve as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2007.
The Company is asking stockholders to ratify this appointment.  The Ramius Group does not object to the ratification of the PTEC Board's  appointment of as Ernst
& Young LLP as the Company's independent auditors.

REQUIRED VOTE

                                      -13-

      If a quorum is present,  the affirmative vote of the holders of a majority of the shares of Common Stock present or  represented  at the Meeting and voting on the matter is required for approval of Proposal No. 2.

      We are not aware of any other  proposals  to be brought  before the Annual
Meeting.  However, we intend to bring before the Annual Meeting such business as may be appropriate,  including without limitation  nominating additional persons for directorships,  or making any proposals as may be appropriate to address any action of the PTEC Board not publicly  disclosed prior to the date of this proxy statement.  Should other  proposals be brought  before the Annual  Meeting,  the persons  named as proxies  in the  enclosed  WHITE  proxy card will vote on such matters in their discretion.

                                      -14-

VOTING AND PROXY PROCEDURES

      Only  stockholders of record on the Record Date will be entitled to notice of and to vote at the  Annual  Meeting.  Each  Share is  entitled  to one  vote.
Stockholders  who sell Shares  before the Record Date (or acquire  them  without voting rights after the Record Date) may not vote such Shares.  Stockholders  of record on the Record Date will retain their voting rights in connection with the
Annual  Meeting even if they sell such Shares  after the Record  Date.  Based on publicly  available  information,  the  Ramius  Group  believes  that  the  only outstanding  class of securities of PTEC entitled to vote at the Annual  Meeting is the Shares.

      Shares represented by properly executed WHITE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions,  will be voted FOR the  election  of the Ramius  Nominees to the PTEC Board and in the
discretion  of the persons named as proxies on all other matters as may properly come before the Annual Meeting.

      You are being asked to elect the Ramius Nominees. The enclosed WHITE proxy card may only be voted for the Ramius  Nominees and does not confer voting power with  respect  to the  Company's  nominees.  Accordingly,  you will not have the opportunity  to vote for any of PTEC's  nominees.  You can only vote for  PTEC's nominees by signing and  returning a proxy card  provided by PTEC.  Stockholders should  refer to the  Company's  proxy  statement  for the  names,  backgrounds, qualifications  and other  information  concerning the Company's  nominees.  The participants in this solicitation intend to vote all of their Shares in favor of the Ramius Nominees.

QUORUM

      The required  quorum for  transacting  business at the Annual Meeting is a majority  of the votes  eligible  to be cast by  holders  of Shares  issued  and outstanding  on the Record  Date.  Shares  that are voted  "FOR",  "AGAINST"  or
"WITHHELD"  from a matter are treated as being present at the Annual Meeting for purposes of  establishing  a quorum and are also  treated as shares  entitled to vote at the Annual Meeting (the "Votes Cast") with respect to such matter.

VOTES REQUIRED FOR APPROVAL

      VOTE  REQUIRED FOR PROPOSAL 1. A plurality of the total votes cast ("Votes
Cast") is required to elect the Ramius  Nominees  pursuant to Proposal 1. A vote to  "WITHHOLD"  for any nominee  for  director  will be counted for  purposes of determining  the Votes Present,  but will have no other effect on the outcome of the vote on the  election of  directors.  A  stockholder  may cast votes for the
Ramius  Nominees  either by so marking  the  ballot at the Annual  Meeting or by specific voting instructions sent with a signed proxy to either the Ramius Group in care of Innisfree M&A Incorporated at the address set forth on the back cover of  this  Proxy  Statement  or to  PTEC  at 915  Murphy  Ranch  Road,  Milpitas,
California 95035, or any other address provided by PTEC.

                                      -15-

ABSTENTIONS

      Abstentions  will count as Votes  Present for the  purpose of  determining whether a quorum is  present.  Abstentions  will not be counted as Votes Cast in the election of directors.

DISCRETIONARY VOTING

      Shares  held in  "street  name" and held of record  by banks,  brokers  or nominees  may not be  voted  by such  banks,  brokers  or  nominees  unless  the beneficial owners of such Shares provide them with instructions on how to vote.

REVOCATION OF PROXIES

      Stockholders  of PTEC  may  revoke  their  proxies  at any  time  prior to exercise  by  attending  the  Annual  Meeting  and  voting in  person  (although attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of  revocation.  The delivery of a
subsequently   dated  proxy  which  is  properly  completed  will  constitute  a revocation of any earlier proxy.  The revocation may be delivered  either to the
Ramius Group in care of Innisfree M&A  Incorporated  at the address set forth on the back cover of this Proxy  Statement  or to PTEC at 915  Murphy  Ranch  Road,
Milpitas,  California  95035, or any other address provided by PTEC.  Although a revocation  is effective if delivered to PTEC,  the Ramius Group  requests  that either the original or  photostatic  copies of all  revocations be mailed to the
Ramius Group in care of Innisfree M&A  Incorporated  at the address set forth on the back cover of this Proxy Statement so that the Ramius Group will be aware of all revocations and can more accurately  determine if and when proxies have been received  from the  holders  of  record  on the  Record  Date and the  number of outstanding Shares represented thereby. Additionally, Innisfree M&A Incorporated may use this information to contact  stockholders who have revoked their proxies in order to solicit later dated proxies for the election of the Ramius Nominees.

IF YOU WISH TO VOTE FOR THE  ELECTION OF THE RAMIUS  NOMINEES TO THE PTEC BOARD,
PLEASE  SIGN,  DATE AND RETURN  PROMPTLY  THE  ENCLOSED  WHITE PROXY CARD IN THE
POSTAGE-PAID ENVELOPE PROVIDED.

                             SOLICITATION OF PROXIES

      The solicitation of proxies pursuant to this Proxy Statement is being made by the Ramius  Group.  Proxies may be solicited by mail,  facsimile,  telephone, telegraph,  in person and by advertisements.  Starboard will not solicit proxies via the Internet.

      Starboard has entered into an agreement with Innisfree M&A Incorprated for solicitation  and advisory  services in connection with this  solicitation,  for which Innisfree M&A  Incorporated  will receive a fee not to exceed  $75,000.00, together with reimbursement for its reasonable  out-of-pocket expenses, and will be indemnified  against  certain  liabilities  and expenses,  including  certain liabilities under the federal  securities laws.  Innisfree M&A Incorporated will solicit  proxies  from  individuals,  brokers,  banks,  bank  nominees and other institutional holders. Starboard has requested banks, brokerage houses and other custodians,  nominees and fiduciaries to forward all  solicitation  materials to the beneficial owners of the Shares they hold of record. Starboard will

                                      -16-

reimburse these record holders for their reasonable out-of-pocket expenses in so
doing.  It  is  anticipated   that  Innisfree  M&A   Incorporated   will  employ
approximately 15 persons to solicit PTEC's stockholders for the Annual Meeting.

      The entire  expense  of  soliciting  proxies is being  borne by the Ramius
Group.  Costs of this  solicitation  of proxies are  currently  estimated  to be approximately  $175,000.00.  The Ramius  Group  estimates  that through the date hereof its  expenses in  connection  with this  solicitation  are  approximately
$75,000.00.

                          OTHER PARTICIPANT INFORMATION

      Each member of the Ramius Group is a participant in this solicitation. The principal  business  of each of  Starboard  and  Parche is  serving as a private investment fund. Each of Starboard and Parche has been formed for the purpose of making  equity  investments  and,  on  occasion,  taking an  active  role in the management of portfolio  companies in order to enhance  stockholder  value.  The principal  business  of  Admiral  Advisors  is acting as  investment  manager of
Starboard  and  managing  member of Parche.  Ramius  Capital is engaged in money management and investment  advisory  services for third parties and  proprietary accounts.  C4S serves as  managing  member of Ramius  Capital.  Mr.  Cohen,  Mr.
Strauss,  Mr. Stark and Mr.  Solomon  serve as  co-managing  members of C4S. Mr.
Smith is an Executive Managing Director of Ramius Capital.

      The address of the principal office of each of Parche,  Admiral  Advisors,
Ramius Capital,  C4S, Mr. Cohen,  Mr. Stark,  Mr.  Strauss,  Mr. Solomon and Mr.
Smith is 666 Third Avenue,  26th Floor, New York, New York 10017. The address of the principal  office of Starboard is c/o Citco Fund Services  (Cayman  Islands)
Limited,  Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British
West Indies.

      As of the date hereof,  Starboard  beneficially  owns 2,774,471 Shares and
Parche beneficially owns 528,470 Shares. As of the date hereof, Admiral Advisors
(as the investment  manager of Starboard and the managing  member of Parche) may be deemed to be the beneficial  owner of the 2,774,471 Shares owned by Starboard and the 528,470  Shares owned by Parche.  As of the date hereof,  Ramius Capital
(as the sole member of Admiral Advisors),  C4S (as the managing member of Ramius
Capital) and Mr. Cohen,  Mr. Stark, Mr. Strauss and Mr. Solomon (as the managing members of C4S) each may be deemed to be the  beneficial  owner of the 2,774,471
Shares owned by Starboard and the 528,470 Shares owned by Parche. Mr. Cohen, Mr.
Stark,  Mr.  Strauss and Mr.  Solomon  share voting and  dispositive  power with respect to the Shares  owned by  Starboard  and Parche by virtue of their shared authority to vote and dispose of such Shares.  Messrs. Cohen, Stark, Strauss and
Solomon  disclaim  beneficial  ownership of such Shares  except to the extent of their pecuniary interest therein. Mr. Smith does not currently  beneficially own any Shares.

      For information regarding purchases and sales of securities of PTEC during the past two years by the members of the Ramius Group, see Schedule I.

      On December 29, 2006, the members of the Ramius Group entered into a Joint
Filing  and  Solicitation  Agreement  in which each  member of the Ramius  Group agreed to the joint filing on

                                      -17-

behalf of each of them of  Statements  on  Schedule  13D and  agreed to form the
Ramius Group for the purpose of soliciting  proxies or written  consents for the election of the Ramius  Nominees to the PTEC Board at the Annual Meeting and for
the purpose of taking all other actions incidental to the foregoing.  The Ramius
Group  intends  to seek  reimbursement  from PTEC of all  expenses  it incurs in connection with the Solicitation. The Ramius Group does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

      Except as set  forth in this  Proxy  Statement  (including  the  Schedules hereto),  (i) during the past 10 years, no participant in this  solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);  (ii) no participant in this solicitation  directly or indirectly beneficially  owns  any  securities  of  PTEC;  (iii)  no  participant  in  this solicitation  owns any  securities  of PTEC  which are  owned of record  but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of PTEC during the past two years;  (v) no part of the purchase price or market  value of the  securities  of PTEC  owned by any  participant  in this solicitation  is  represented  by funds  borrowed or otherwise  obtained for the purpose of acquiring or holding such  securities;  (vi) no  participant  in this solicitation  is,  or  within  the  past  year  was,  a party  to any  contract, arrangements or understandings with any person with respect to any securities of
PTEC,   including,   but  not  limited  to,  joint  ventures,   loan  or  option
arrangements,  puts or calls,  guarantees  against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly,  any securities of PTEC;  (viii) no participant in this solicitation owns  beneficially,  directly or  indirectly,  any  securities  of any parent or subsidiary of PTEC;  (ix) no participant in this  solicitation or any of his/its associates was a party to any  transaction,  or series of similar  transactions, since the  beginning of PTEC's last fiscal year,  or is a party to any currently proposed transaction, or series of similar transactions, to which PTEC or any of its  subsidiaries  was or is to be a party, in which the amount involved exceeds
$60,000;  (x) no participant in this  solicitation or any of his/its  associates has any arrangement or understanding  with any person with respect to any future employment by PTEC or its affiliates, or with respect to any future transactions to  which  PTEC or any of its  affiliates  will or may be a  party;  and (xi) no person,  including the participants in this  solicitation,  who is a party to an arrangement or understanding  pursuant to which the Ramius Nominees are proposed to be elected  has a  substantial  interest,  direct or  indirect,  by  security holdings or otherwise in any matter to be acted on at the Annual Meeting.

                    OTHER MATTERS AND ADDITIONAL INFORMATION

      The Ramius Group is unaware of any other  matters to be  considered at the
Annual  Meeting.  However,  should other matters,  which the Ramius Group is not aware of a  reasonable  time before  this  solicitation,  be brought  before the
Annual  Meeting,  the persons named as proxies on the enclosed  WHITE proxy card will vote on such matters in their discretion.

      THE RAMIUS GROUP HAS OMITTED FROM THIS PROXY STATEMENT CERTAIN  DISCLOSURE
REQUIRED  BY  APPLICABLE  LAW THAT IS ALREADY  INCLUDED IN THE  COMPANY'S  PROXY
STATEMENT.   THIS  DISCLOSURE   INCLUDES,   AMONG  OTHER  THINGS,   BIOGRAPHICAL
INFORMATION ON PTEC'S DIRECTORS AND EXECUTIVE OFFICERS,  INFORMATION  CONCERNING
EXECUTIVE COMPENSATION, AN ANALYSIS OF CUMULATIVE TOTAL RETURNS ON AN

                                      -18-

INVESTMENT IN SHARES DURING THE PAST FIVE YEARS AND  PROCEDURES  FOR  SUBMITTING
PROPOSALS  FOR  INCLUSION IN THE  COMPANY'S  PROXY  STATEMENT AT THE NEXT ANNUAL
MEETING.  STOCKHOLDERS SHOULD REFER TO THE COMPANY'S PROXY STATEMENT IN ORDER TO
REVIEW THIS DISCLOSURE.

      See Schedule II for information  regarding  persons who  beneficially  own more than 5% of the Shares and the ownership of the Shares by the  management of
PTEC.

      The information  concerning PTEC contained in this Proxy Statement and the
Schedules  attached  hereto  has been taken  from,  or is based  upon,  publicly available information.

                                                THE RAMIUS GROUP

                                                JANUARY 25, 2007

                                      -19-

                                   SCHEDULE I

                       TRANSACTIONS IN SECURITIES OF PTEC
                            DURING THE PAST TWO YEARS

             EXCEPT AS OTHERWISE SPECIFIED, ALL PURCHASES AND SALES
                          WERE MADE IN THE OPEN MARKET.

Shares of Common Stock              Price Per                   Date of
  PURCHASED / (SOLD)                 SHARE($)               PURCHASE / SALE

                STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

        84,000                       5.6000                   11/16/2005
        38,724                       6.0617                   11/18/2005
         6,468                       5.9439                   11/18/2005
        21,000                       6.2378                   11/21/2005
        17,808                       6.2992                   11/28/2005
        12,600                       6.2332                   11/29/2005
         4,200                       6.3506                   11/30/2005
         4,200                       6.3637                   12/1/2005
        117,600                      6.3500                   12/2/2005
         8,400                       6.3500                   12/2/2005
        21,000                       6.9092                   12/12/2005
        42,000                       5.2474                   5/11/2006
        42,000                       5.2497                   5/11/2006
        27,720                       5.2483                   5/12/2006
        32,172                       5.2292                   5/12/2006
        140,868                      5.3694                   5/15/2006
        33,600                       5.2875                   5/15/2006
        32,340                       5.2883                   5/15/2006
        27,048                       5.4610                   5/16/2006
        25,200                       5.4790                   5/17/2006
        22,428                       5.6225                   5/18/2006
        21,000                       5.8289                   5/19/2006
         7,896                       5.4995                   5/22/2006
        21,756                       5.4763                   5/23/2006
        29,736                       5.4223                   5/24/2006
         3,836                       5.5000                   5/25/2006
        52,248                       5.7617                   5/30/2006
        16,800                       5.7825                   5/31/2006
         7,115                       5.7500                   5/31/2006
         8,400                       5.7600                    6/1/2006
         5,325                       5.7500                    6/1/2006
         8,400                       5.7700                    6/1/2006

                                      I-1

        12,432                       5.7454                    6/2/2006
        51,820                       5.7500                    6/5/2006
        46,200                       5.5806                    6/5/2006
        63,355                       5.4857                    6/6/2006
         7,171                       5.6398                    6/7/2006
        25,200                       5.5867                    6/7/2006
        19,271                       5.5876                    6/8/2006
         3,780                       5.6433                    6/9/2006
        25,378                       5.6387                   6/12/2006
        16,800                       5.6500                   6/12/2006
        51,912                       5.6846                   6/13/2006
        20,412                       5.6498                   6/14/2006
        12,600                       5.6800                   6/14/2006
        131,124                      5.7125                   6/15/2006
         8,400                       5.7416                   6/19/2006
         3,482                       5.7500                   6/21/2006
        16,800                       4.0900                   6/22/2006
        71,400                       4.0000                   6/22/2006
        12,600                       3.9500                   6/23/2006
        42,000                       3.9000                   6/23/2006
        51,280                       4.0690                   6/28/2006
         8,400                       4.1300                   6/28/2006
        80,002                       4.1430                   6/29/2006
        35,801                       4.4558                   6/30/2006
        189,000                      4.5500                   6/30/2006
        823,963                      5.1000                   7/13/2006

                                   PARCHE, LLC

         9,870                       5.7500                    6/5/2006
         8,800                       5.5806                    6/5/2006
       *182,156                      5.5200                    6/6/2006
        12,068                       5.4857                    6/6/2006
         1,366                       5.6398                    6/7/2006
         4,800                       5.5867                    6/7/2006
         3,671                       5.5876                    6/8/2006
          720                        5.6433                    6/9/2006
         4,834                       5.6387                   6/12/2006
         3,200                       5.6500                   6/12/2006

--------
*     Shares were acquired in private  transactions with various transferors for which  Ramius  Capital  Group,  L.L.C.  or  an  affiliate  serves  as  the investment  manager,  the managing  member or the  managing  member of the investment manager.

                                      I-2

         9,888                       5.6846                   6/13/2006
         3,888                       5.6498                   6/14/2006
         2,400                       5.6800                   6/14/2006
        24,976                       5.7125                   6/15/2006
         1,600                       5.7416                   6/19/2006
          663                        5.7500                   6/21/2006
         3,200                       4.0900                   6/22/2006
        13,600                       4.0000                   6/22/2006
         2,400                       3.9500                   6/23/2006
         8,000                       3.9000                   6/23/2006
         9,768                       4.0690                   6/28/2006
         1,600                       4.1300                   6/28/2006
        15,238                       4.1430                   6/29/2006
         6,819                       4.4558                   6/30/2006
        36,000                       4.5500                   6/30/2006
        156,945                      5.1000                   7/13/2006

                                   JOHN MUTCH

         55,000                      5.2400                   5/31/2006
         45,000                      5.6400                    6/5/2006
         90,000                      4.0037                   6/23/2006
         10,000                      3.8500                   6/23/2006

                                  PHILIP MOYER

                                      NONE

                                      I-3

                                   SCHEDULE II

     THE FOLLOWING TABLE IS REPRINTED FROM PTEC'S PROXY STATEMENT FILED WITH
           THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 2007

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information as of January 10, 2007, with  respect to the Common  Stock owned  beneficially  by (I) any person who is known to the  Company to be the  beneficial  owner of more than 5% of its Common
Stock, (II) each director and Nominee of the Company,  (III) the Chief Executive
Officer and each executive officer included in the Summary Compensation Table on page 12 (collectively,  the "Named Executive Officers"), (IV) Richard Arnold and
Gaurav Banga, two of the Company's recently appointed executive officers who are not Named  Executive  Officers,  and (V) all  current  directors  and  executive officers of the Company as a group.  Except as otherwise indicated in the table, the address of each person listed in the table is c/o Phoenix Technologies Ltd.,
915 Murphy Ranch Road, Milpitas, California 95035. Except as otherwise indicated
in the footnotes to the table, to the Company's knowledge,  the persons named in the table have sole voting and  investment  power with  respect to all shares of
Common Stock shown as beneficially  owned by them, subject to community property laws where applicable.

                                                                AMOUNT AND NATURE OF  PERCENT OF COMMON
NAME AND ADDRESS OF BENEFICIAL OWNER                            BENEFICIAL OWNERSHIP  STOCK OUTSTANDING(1)
--------------------------------------------------------------  --------------------  --------------------
The Starboard Group(2)
666 Third Avenue
26th Floor
New York, NY 10017                                                   3,502,941             13.7%
Austin W. Marxe & David M. Greenhouse(3)
527 Madison Avenue, Suite 2600
New York, New York 10022                                             3,227,776             12.6%
Woodson Hobbs(4)                                                     1,000,000              3.8%
Albert E. Sisto(5)                                                     797,282              3.0%
David L. Gibbs(6)                                                      394,577              1.5%
Scott C. Taylor(7)                                                     148,608               *
Ira Scharfglass(8)                                                      36,314               *
Kort van Bronkhorst(9)                                                     938               *
Curtis Francis                                                            --                 *
Ramesh Kesanupalli                                                        --                 *
Anthony Morris(10)                                                     148,000               *
Taher Elgamal(11)                                                      130,000               *
David Dury(12)                                                         110,000               *
Richard Noling(13)                                                      55,000               *
Dale Fuller(14)                                                         40,000               *
Anthony Sun(15)                                                        208,600               *
Richard Arnold                                                            --                 *
Gaurav Banga                                                            25,000               *
All current directors and executive officers as a
group(16)                                                            2,259,785              8.2%

----------
*     Ownership is less than 1%

(1)   Based on  25,574,579  shares of Common  Stock  outstanding  on January 10,
      2007. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options that are exercisable within 60 days of January 10, 2007 are deemed to be outstanding.  Such shares,  however,  are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2)   Based on  information  contained  in a Schedule  13D/A filed on January 3,
      2007 with the SEC by  Starboard  Value and  Opportunity  Master  Fund Ltd.
      ("Starboard") and the other reporting persons named therein,  and includes all shares beneficially held by the group formed by such reporting persons
      (the "Starboard  Group").  According to the Schedule 13D/A, as of December
      29,  2006,  (i)  Starboard  had   beneficial   ownership  and  voting  and
      dispositive  control of 2,774,471  shares of the  Company's  Common Stock,
      (ii)  Parche,  LLC  ("Parche")  had  beneficial  ownership  and voting and dispositive  control  of  528,470  shares of Common  Stock,  and (iii) (A)
      Admiral Advisors,  LLC ("Admiral Advisors"),  as the investment manager of
      Starboard and the managing  member of Parche,  (B) Ramius  Capital  Group,
      L.L.C.  ("Ramius"),  as the sole member of Admiral Advisors, and (C) C4S &
      Co., L.L.C.  ("C4S"), as the managing member of Ramius, may each be deemed to have beneficial  ownership and voting and dispositive  control over the shares of Common Stock held by Starboard and Parche. In addition, Peter A.
      Cohen,  Morgan B. Stark,  Jeffrey M. Solomon and Thomas W. Strauss, as the
      managing  members of C4S, may each be deemed to have beneficial  ownership and share  voting and  dispositive  control of the shares of Common  Stock held by Starboard and Parche.  Messrs.  Cohen, Stark,  Solomon and Strauss
      disclaim  beneficial  ownership of such  shares.  The persons and entities listed  above  have  agreed  to form a group  with  Mr.  John  Mutch,  who beneficially owns and controls 200,000 shares of Common Stock, and certain other persons,  for the purpose of soliciting  proxies or written consents for the election of the persons nominated by Starboard to our Board at the
      Meeting.

(3)   Based on  information  contained in a Form 4 filed on  September  14, 2006 with the SEC by Austin W. Marxe and David M. Greenhouse.  According to the
      Form 4, Messrs.  Marxe and Greenhouse share voting and investment  control over the Common  Stock  owned by  Special  Situations  Fund III QP,  L.P.,
      Special Situations Cayman Fund, L.P., Special Situations  Technology Fund,
      L.P.  and  Special  Situations  Technology  II,  L.P.,  respectively.  The interest of Messrs.  Marxe and  Greenhouse in these shares of Common Stock are limited to the extent of each of their pecuniary interest.  Based on a
      Form 4 filed on January  22,  2007 with the SEC,  as of January  18,  2007
      Messrs.  Marxe and  Greenhouse  had  acquired  beneficial  ownership of an additional  125,845  shares,  for total  beneficial  holdings of 3,353,621 shares.

(4)   Includes  900,000  shares as to which Mr.  Hobbs has the right to  acquire beneficial ownership within 60 days of January 10, 2007.

(5)   Includes  754,782  shares as to which Mr.  Sisto has the right to  acquire beneficial ownership within 60 days of January 10, 2007.

(6)   Includes (I) 69,230  shares  owned by Mr. Gibbs in his personal  capacity,
      (II) 4,000  shares  owned by the Gibbs Trust and held jointly by David and
      Afina Gibbs,  and (III) 321,347 shares as to which Mr. Gibbs has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(7)   Includes  57,156  shares as to which Mr.  Taylor  has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(8)   Consists  of 36,314  shares as to which Mr.  Scharfglass  has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(9)   Consists of 938 shares as to which Mr. Bronkhorst has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(10)  Consists of (I) 17,000 shares owned by Mr. Morris,  (II) 5,000 shares held in a custodial  account by his spouse for his minor  daughters,  and (III)
      126,000 shares as to which Mr. Morris could acquire  beneficial  ownership at or within 60 days after January 10, 2007.

(11)  Consists  of  130,000  shares  as to which  Dr.  Elgamal  has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(12)  Consists  of 110,000  shares as to which Mr. Dury has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(13)  Consists of 55,000  shares as to which Mr. Noling has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(14)  Consists of 40,000  shares as to which Mr. Fuller has the right to acquire beneficial ownership within 60 days of January 10, 2007.

(15)  Includes  175,625  shares  as to which Mr.  Sun has the  right to  acquire beneficial ownership within 60 days of January 10, 2007.

(16)  Includes (I) 344,657 shares and (II) 1,915,128 shares  underlying  options exercisable  within 60 days of January  10,  2007,  held by the  Company's current directors and executive officers. The holdings of Drs. Elgamal and
      Banga and Messrs. Hobbs, Gibbs,  Taylor,Morris,  Dury, Noling, Fuller, Sun
      and Arnold are included in the calculation. The holdings of Messrs. Sisto,
      Scharfglass, van Bronkhorst, Francis and Kesanupalli are excluded from the calculation.

                                    IMPORTANT

      Tell your Board what you think! Your vote is important. No matter how many
Shares you own,  please give the Ramius Group your proxy FOR the election of the
Ramius Group's Director Nominees by taking three steps:

      o     SIGNING the enclosed WHITE proxy card,

      o     DATING the enclosed WHITE proxy card, and

      o     MAILING the enclosed WHITE proxy card TODAY in the envelope provided
            (no postage is required if mailed in the United States).

      If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt
of  your  specific   instructions.   Accordingly,   please  contact  the  person
responsible for your account and instruct that person to execute the WHITE proxy card representing your Shares.  The Ramius Group urges you to confirm in writing your  instructions to the Ramius Group in care of Innisfree M&A  Incorporated at the  address  provided  below  so that  the  Ramius  Group  will be aware of all instructions  given  and can  attempt  to  ensure  that  such  instructions  are followed.

      If you have any questions or require any additional information concerning this Proxy Statement,  please contact  Innisfree M&A Incorporated at the address set forth below.

                           Innisfree M&A Incorporated
                         501 Madison Avenue, 20th Floor
                               New York, NY 10022
                 Stockholders Call Toll-Free at: (877) 800-5185
                Banks and Brokers Call Collect at: (212) 750-5833

                     PRELIMINARY COPY SUBJECT TO COMPLETION
                             DATED JANUARY 23, 2007

                            PHOENIX TECHNOLOGIES LTD.

                       2007 ANNUAL MEETING OF STOCKHOLDERS

              THIS PROXY IS SOLICITED ON BEHALF OF THE RAMIUS GROUP

               THE BOARD OF DIRECTORS OF PHOENIX TECHNOLOGIES LTD.
                          IS NOT SOLICITING THIS PROXY

                                    P R O X Y

The  undersigned  appoints  Jeffrey C.  Smith,  Jeffrey M.  Solomon  and Mark R.
Mitchell, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Phoenix  Technologies  Ltd. ("PTEC" or the
"Company") which the undersigned would be entitled to vote if personally present at the 2007 Annual Meeting of Stockholders  of the Company  scheduled to be held at the Company's offices located at 915 Murphy Ranch Road, Milpitas, California,
95035, on February 14, 2007 at 10:00 a.m.,  Pacific Standard Time, and including at any adjournments or  postponements  thereof and at any meeting called in lieu thereof (the "Annual Meeting").

The undersigned  hereby revokes any other proxy or proxies  heretofore  given to vote or act with  respect to the shares of common  stock of the Company  held by the  undersigned,  and hereby  ratifies and confirms all action the herein named attorneys and proxies,  their  substitutes,  or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes  with respect to any other  matters as may properly  come before the
Annual  Meeting that are unknown to the Ramius  Group a  reasonable  time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE,  THIS
PROXY WILL BE VOTED FOR PROPOSAL 1 AND PROPOSAL 2.

This Proxy will be valid until the sooner of one year from the date indicated on the reverse side and the completion of the Annual Meeting.

         IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

                   CONTINUED AND TO BE SIGNED ON REVERSE SIDE

[X]   PLEASE MARK VOTE AS IN THIS EXAMPLE

   THE RAMIUS GROUP STRONGLY RECOMMENDS THAT STOCKHOLDERS VOTE IN FAVOR OF THE
                               FOLLOWING PROPOSAL.

Proposal  No. 1 - The  Ramius  Group's  Proposal  to Elect John Mutch and Philip
Moyer Class II directors of the Company.

                                                                  FOR ALL EXCEPT
                                            WITHHOLD AUTHORITY       NOMINEE(S)
                                               TO VOTE FOR            WRITTEN
                        FOR ALL NOMINEES       ALL NOMINEES            BELOW
Nominees: John Mutch          [ ]                 [ ]                   [ ]
          Philip Moyer

                                                                  ______________

Proposal No. 2 - To ratify the  appointment  of Ernst & Young LLP as independent auditors for the fiscal year 2007.

          |_| FOR                    |_| AGAINST             |_| ABSTAIN

           THE RAMIUS GROUP MAKES NO RECOMMENDATION ON PROPOSAL NO. 2

DATED: _____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN  SHARES  ARE HELD  JOINTLY,  JOINT  OWNERS  SHOULD  EACH  SIGN.  EXECUTORS,
ADMINISTRATORS,  TRUSTEES,  ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING.
PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.